Lion Group Holding Ltd.

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

May 9, 2023

Re:	Lion Group Holding Ltd
Registration Statement on Form F-3, as amended
Initially filed January 20, 2023, as amended
File No. 333-269333

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lion Group Holding Ltd. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on May 11, 2023, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/Chuning Wang
Name:	Chuning Wang
Title:	Chief Executive Officer

cc:	Lawrence Venick, Esq.,
Loeb & Loeb LLP